Filed Pursuant to Rule 424(b)(3)

Registration No. 333-289429

PROSPECTUS SUPPLEMENT

(to Prospectus dated August 14, 2025)

FUSION FUEL GREEN PLC

Up to 3,244,660 Class A Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) updates, amends, and supplements the prospectus dated August 14, 2025 (the “Prospectus”), which forms a part of Fusion Fuel Green PLC’s (the “Company,” “we,” “us,” or “our”) Registration Statement on Form F-3 (File No. 333-289429) (the “Registration Statement”), relating to the offer and resale from time to time by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of up to 3,244,660 Class A Ordinary Shares. The Selling Shareholders may sell such Class A Ordinary Shares at prevailing market prices, at prices related to such prevailing market prices, at fixed prices or in negotiated transactions, as described under “Plan of Distribution” in the Prospectus. Capitalized terms used and not defined herein are as defined in the Prospectus.

We are filing this Prospectus Supplement to update certain information in the Prospectus. On November 13, 2026, the Company entered into separate Warrants Cancellation and Exchange Agreements, each dated as of November 13, 2026 (or, in the case of such agreement with Lantern Management Fund (“Lantern”), November 10, 2026) (each, a “November 2026 Warrant Exchange Agreement” and collectively, the “November 2026 Warrant Exchange Agreements”), with each of Lantern, Roxy Capital Corp. (“Roxy Capital”) and Bower Four Capital Corp. (“Bower Four” and, together with Lantern and Roxy Capital, the “Warrant Holders”). The November 2026 Warrant Exchange Agreements provide for (i) the surrender and cancellation of the December 2025 Warrants (as defined below) held by the Warrant Holders and (ii) the exchange (the “November 2026 Warrant Exchange”) of such December 2025 Warrants, on a one-for-one basis, for new warrants to purchase Class A Ordinary Shares (the “New Warrants”), in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The “December 2025 Warrants” consist of (i) warrants to purchase Class A Ordinary Shares at an exercise price of $3.50 per share (the “December 2025 $3.50 Warrants”) and (ii) warrants to purchase Class A Ordinary Shares at an exercise price of $5.00 per share (the “December 2025 $5.00 Warrants”), each issued pursuant to the Warrants Cancellation and Exchange Agreement, dated as of December 5, 2025, among the Company and the Selling Shareholders (the “December 2025 Warrant Exchange Agreement”), in exchange for the Market Price Warrants and the 200% Price Warrants, respectively, originally issued pursuant to the July 2025 Securities Purchase Agreement (such exchange, the “December 2025 Warrant Exchange”). The December 2025 Warrant Exchange was reported in our Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2025.

Pursuant to the November 2026 Warrant Exchange Agreements, December 2025 $3.50 Warrants to purchase an aggregate of 1,247,412 Class A Ordinary Shares and December 2025 $5.00 Warrants to purchase an aggregate of 766,835 Class A Ordinary Shares held by the Warrant Holders have been cancelled and the Warrant Holders have released all rights and claims under or in respect of such December 2025 Warrants (other than rights and claims arising under the November 2026 Warrant Exchange Agreements). In exchange, the Company issued New Warrants to purchase an aggregate of 2,014,247 Class A Ordinary Shares, consisting of a New Warrant to purchase 1,237,744 Class A Ordinary Shares issued to Lantern, exercisable until December 8, 2026; a New Warrant to purchase 338,731 Class A Ordinary Shares issued to Roxy Capital, exercisable until November 15, 2026; and a New Warrant to purchase 437,772 Class A Ordinary Shares issued to Bower Four, exercisable until November 16, 2026.

The New Warrants issued to Lantern, Roxy Capital, and Bower Four have exercise prices of $0.50 per share, $0.52 per share and $0.51 per share, respectively. The New Warrants are exercisable solely for cash. To the extent that the issuance of Class A Ordinary Shares upon exercise would cause a Warrant Holder to exceed its beneficial ownership limitation, the Warrant Holder may elect to receive, in lieu of such shares, pre-funded warrants to purchase Class A Ordinary Shares (the “New Pre-Funded Warrants”), in which case it will pay in cash the applicable exercise price less $0.0035 per share, and each New Pre-Funded Warrant will have a remaining exercise price of $0.0035 per share.

Each of the New Warrants and the New Pre-Funded Warrants may not be exercised to the extent that, after giving effect to such exercise, its holder (together with any of its affiliates) would beneficially own in excess of the percentage of Class A Ordinary Shares outstanding immediately after giving effect to such exercise initially elected by such holder (the “Beneficial Ownership Limitation”), which is 9.99% in the case of Lantern, 4.99% in the case of Roxy Capital, and 4.99% in the case of Bower Four. The Beneficial Ownership Limitation may be raised or lowered to any other percentage not in excess of 9.99%, at the option of each Warrant Holder, provided that any increase will only be effective upon 61 days’ prior written notice to the Company. The number of Class A Ordinary Shares being offered for resale under the Prospectus, as supplemented by this Prospectus Supplement, does not take into account any limitations on the exercise of the New Warrants and the New Pre-Funded Warrants.

If all of the New Warrants were exercised for cash, the Company would receive aggregate gross proceeds of approximately $1,018,276.

The Class A Ordinary Shares issuable upon exercise of the Market Price Warrants and the 200% Price Warrants (and, following the December 2025 Warrant Exchange, the December 2025 Warrants) were registered for resale pursuant to the Registration Statement. Because the New Warrants were issued in exchange for the December 2025 Warrants on a one-for-one basis, the Class A Ordinary Shares issuable upon exercise of the New Warrants and the New Pre-Funded Warrants (the “New Warrant Shares”) remain covered by the Registration Statement, up to the number of Class A Ordinary Shares registered thereunder in respect of the exchanged warrants and not previously sold. All references in the section entitled “Selling Shareholders” of the Prospectus, as previously supplemented, to the Market Price Warrants, the 200% Price Warrants or the December 2025 Warrants held by the Warrant Holders shall refer to the New Warrants, and all references to the shares issuable thereunder shall include the New Warrant Shares.

This Prospectus Supplement is not complete without the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement expressly updates or supersedes the information contained in the Prospectus or in any document incorporated by reference therein that was filed with the SEC before the date of this Prospectus Supplement.

The Class A Ordinary Shares are listed on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “HTOO”. The last reported sale price of the Class A Ordinary Shares on Nasdaq on November 12, 2026 was $1.15.

Investing in our securities involves a high degree of risk. For a discussion of information that should be considered in connection with an investment in our securities, see “Risk Factors” beginning on page 4 of the Prospectus and the risk factors contained in any document incorporated by reference into the Prospectus and this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 13, 2026.